Exhibit 99.16

Suite 310 – 606 4th Street SW
Calgary, Alberta T2P 1T1
Phone 403 233-2801 Fax 403 233-2857

March 5, 2007

British Columbia Securities Commission (via SEDAR)
Alberta Securities Commission (via SEDAR)
Saskatchewan Securities Commission (via SEDAR)
Manitoba Securities Commission (via SEDAR)
Ontario Securities Commission (via SEDAR)
Quebec Securities Commission (via SEDAR)
Nova Scotia Securities Commission (via SEDAR)
Prince Edward Island Securities Commission (via SEDAR)
Newfoundland Securities Commission (via SEDAR)

Dear Sirs,

Re:	Canadian Superior Energy Inc. CUSIP: 136644 10 1 Annual Meeting of Shareholders

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Canadian Superior Energy Inc.

Issuer:	Canadian Superior Energy Inc.
Meeting Type:	Annual
CUSIP / ISIN:	136644101 / CA 1366441014
Meeting Date:	April 20, 2007
Record Date of Notice:	March 21, 2007
Record Date of Voting:	March 21, 2007
Beneficial Ownership Determination Date:	March 21, 2007
Class of Securities Entitled to Receive Notice	Common Shares
Class of Securities Entitled to Vote:	Common Shares
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators’ National Instrument 54 – 101 regarding Shareholder Communication, in our capacity as the agent for Canadian Superior Energy Inc.

Yours truly,

“Kirsten Dillon”

Kirsten Dillon

Account Manager